UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 26, 2005

STMICROELECTRONICS N.V.
(Name of Registrant)

39, Chemin du Champ-des-Filles

1228 Plan-les-Ouates, Geneva, Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes No

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Enclosure:

A press release dated October 25, 2005, announcing third quarter and nine month revenues and earnings.

STMicroelectronics Reports 2005 Third Quarter and Nine Month Revenues and Earnings

Geneva, October 25, 2005 - STMicroelectronics (NYSE: STM) reported financial results for the third quarter and nine months ended October 1, 2005.

Revenues, Gross Profit, and Margin Review

Net revenues for the third quarter were $2,247 million, up 3.9% sequentially from the $2,162 million reported in the prior quarter, and 0.7% above the $2,231 million reported in last year’s third quarter. Sequential sales growth was primarily driven by wireless and computer peripheral applications, both of which also experienced strong double-digit, year-over-year sales growth.

Gross profit increased 7.3% to $766 million from $714 million in the second quarter of 2005. Gross margin was 34.1% in the third quarter compared to 33.0% in the prior quarter. Enhanced product mix and manufacturing performance drove the improvements in gross profit and gross margin, more than offsetting continuing price pressure, especially in memory and standard products.

Operating Expenses

Research and development expenses in the third quarter were $401 million compared to $423 million in the prior quarter. Selling, general, and administrative expenses were $248 million for the 2005 third quarter, down from $255 million in the prior quarter. Combined SG&A and R&D expenses in the third quarter were 28.9% of net revenues, improving from 31.4% in the second quarter. The decrease in operating expenses was largely attributable to specific cost-control actions coupled with seasonal factors.

Operating Income, Net Income, and Earnings per Share

For the 2005 third quarter, the Company reported operating income of $102 million and net income of $89 million, or $0.10 per share. In the prior quarter the Company reported operating income of $12 million and net income of $26 million, or $0.03 per share.

The Company posted $12 million of impairment, restructuring charges, and other related closure costs during the 2005 third quarter. In the prior quarter, restructuring related expenses were $22 million.

In the third quarter, the effective average exchange rate for the Company was approximately $1.30 to €1, similar to second quarter levels.

Cash Flow and Balance Sheet Highlights

Net cash from operating activities in the third quarter was $475 million compared to $409 million in the prior quarter. Capital expenditures were $284 million in the 2005 third quarter, compared to $363 million in the prior quarter. Net operating cash flow*  for the third quarter increased to $173 million, compared to $23 million in the second quarter.

At October 1, 2005, ST had cash, cash equivalents, and marketable securities of $1.77 billion. Total debt was $1.84 billion; net financial debt was reduced from $276 million at the end of the prior quarter to $71 million at October l, 2005; shareholders’ equity was $8.4 billion.

(*) Net operating cash flow is defined as net cash from operating activities ($475 million in the third quarter of 2005) minus net cash used in investing activities ($302 million in the third quarter of 2005) excluding payments for purchase of and proceeds from the sale of marketable securities ($0 in the third quarter of 2005).

President and CEO Remarks

Carlo Bozotti, President and Chief Executive Officer commented, “ST’s third quarter financial performance, which was well in line with our outlook, showed sequential improvements in revenues, gross margin, and earnings per share. Additionally, we were pleased by the significant increase in net operating cash flow resulting from our capital management.

The quarter was also a period of steady progress across all of our key objectives:

-  ST had a good level of sequential sales growth in several key markets, led by wireless. The effort to expand the key customer base also continued to gain momentum. In addition, reflecting the importance of China and ST’s leading presence there, we created a new regional organization focused exclusively on this key market;

- On the product front, we continue to gain traction in the acceptance of our new products. From wireless connectivity ASSP solutions to a new wave of high-definition digital consumer offerings, we are compiling important design wins which will help drive sales and margin improvement in 2006 and beyond;

 - Finally, our manufacturing cost-reduction initiatives are moving forward steadily and contributed to the improved results in the quarter.

In summary, we are on track with our roadmap to improve overall corporate performance. Our efforts are starting to become visible with improvements in most of our key metrics to date. Nonetheless, there is more work to be done.”

Additional Third Quarter 2005 Financial and Operating Data

The following tables and commentary provide a breakdown of revenues and operating income (loss) by product group and segment revenues by targeted market.

Net Revenues and Operating Income (Loss) by Group:

In Million US$	Q3 2005
Group	Net Revenues	% of Net Revenues	Operating income (loss)

Application Specific Product Groups*	1,263	56.2%	81
MLD (Microcontroller, Linear & Discrete Group)	472	21.0%	68
MPG (Memory Products Group)	501	22.3%	(17)
Others (1)(2)	11	0.5%	(30)

TOTAL	2,247	100%	102

* Automotive; Computer Peripheral; and Home, Personal, and Communication products

(1) Net revenues of “Others” include revenues from sales of Subsystems and other products not allocated to product groups.

(2) Operating loss of “Others” includes items such as impairment, restructuring charges, and other related closure costs, start-up costs, and other unallocated expenses such as strategic or special research and development programs, certain corporate-level operating expenses, certain patent claims and litigations, and other costs that are not allocated to the product groups, as well as operating earnings or losses of the Subsystems and Other Products Group. Certain costs, mainly R&D, formerly in the “Others” category, have been allocated to the groups.

All product groups increased revenues and improved their operating margins on a sequential basis. Application Specific Product Groups’ revenue increased 2.3% sequentially, and operating profit increased nearly 13% to $81 million. MLD sales were up 2.7% and operating income was up nearly 5%. MPG sales grew 10.5% sequentially and the group had an operating loss of $17 million, a significant improvement from the $66 million loss recorded in the prior quarter. Flash memory sales increased 17% sequentially to $345 million.

Q3 2005 Net Revenues Breakdown by Market Segment

The following table estimates, within a variance of 5% to 10% in the absolute dollar amount, the relative weighting of each of the Company’s target market segments in the third quarter of 2005.

% of Net Revenues
Automotive Consumer Computer Telecom Industrial & Others	15% 17% 18% 36% 14%

Three of the five market segments experienced sequential sales increases, with both Telecom and Computer growing faster than the Company average of 3.9%. Specifically, Telecom, the Company’s largest segment, grew approximately 9% followed by Computer which grew approximately 8%. Consumer reported a slight sequential increase of approximately 1%. Automotive declined approximately 4% while Industrial & Others was essentially flat.

First Nine Months 2005 Results

Net revenues for the first nine months of 2005 were $6,493 million, an increase of 0.9% over the 2004 first nine months revenues of $6,432 million. Gross profit was $2,165 million, or 33.3% of net revenues, compared to $2,376 million or 36.9% of net revenues for the 2004 first nine months. Operating income was $47 million compared to $473 million in last year’s first nine months. Net income was $83 million, or $0.09 per share, compared to net income of $414 million, or $0.45 per diluted share in last year’s first nine months. Net income included $137 million of aggregate charges for pre-tax impairment, restructuring charges, other related closure costs, and one-time compensation charges for the 2005 first nine months compared to $57 million of charges for pre-tax impairment, restructuring charges and other related closure costs for the 2004 first nine months.

Research and development expenses were $1,228 million, compared to $1,131 million in the 2004 first nine months. Selling, general, and administrative expenses were $766 million compared to $702 million in the same period in 2004.

Capital expenditures for the first three quarters of 2005 were $1,211 million, consistent with the 2005 full year capital budget of $1.5 billion.

In the 2005 first nine months, the effective average exchange rate for the Company was approximately $1.30 to €1, compared to $1.23 to €1 in last year’s first nine months.

First Nine Months 2005 Net Revenues and Operating Income (Loss) by Group:

In Million US$	First Nine Months 2005
Group	Net Revenues	% of Net Revenues	Operating income (loss)

Application Specific Product Groups*	3,686	56.8%	218
MLD (Microcontroller, Linear & Discrete Group)	1,388	21.4%	204
MPG (Memory Products Group)	1,375	21.2%	(145)
Others (1)(2)	44	0.6%	(230)

TOTAL	6,493	100%	47

* (1) and (2) defined in a previous table

Outlook

Mr. Bozotti observed, “We believe that moderate industry growth will continue into the final quarter of 2005 and through 2006. Within these dynamics, we expect that ST will continue to make solid progress in improving the performance of the Company thanks to our ongoing marketing, R&D, and cost actions.

Accordingly, we expect that ST’s sequential revenue growth in the fourth quarter will be in the range between 3% and 9%. Gross margin for the fourth quarter is expected to be about 36%, plus or minus one percentage point.”

This guidance is based on an effective currency exchange rate for the Company of approximately $1.22 = €1, which reflects current exchange rate levels combined with the impact of existing hedging contracts.

Products, Technology and Design Wins

•

In the digital consumer field, the company gained multiple design wins for both the STB7100 and STi7109 single-chip H.264 high-definition TV (HDTV) decoders with various OEMs addressing the worldwide operator market. Volume production of the STB7100 HD decoder is also ramping up in 90nm technology for use in IP set-top boxes (STBs) from major European operators. And, in the European cable market, multiple operators have adopted the STB5100 as the CPU/decoder solution for interactive DOCSIS-based set-top boxes.

•

ST announced its first range of STB decoders to embed Secure Video Processor (SVP) capability, the next-generation open specification for the protection of digital-video content. The two new devices – the STB5525, which is also ST’s first single-chip solution to support dual TV and dual DVR (Digital Video Recorder) requirements in standard-definition STBs, and the STB5524, which targets the growing DVR market – are ideal for satellite, cable, and terrestrial TV services.

•

The Company announced the STx5300 family of MPEG-2 decoder chips for low-cost STBs and DVD recording that anticipate the increasing demands of interactive TV applications by increasing the available computing power by over five times compared to earlier devices. The chip uses the company’s most advanced processor core, the ST200 VLIW (Very Long Instruction Word) family, whose high performance has been certified at 300MHz by the Embedded Microprocessor Benchmark Consortium and is intended for use in high-performance multimedia System-on-Chip (SoC) devices.

•

ST gained further success in Bluetooth as the company’s single-chip STLC2500 recorded several design wins with major mobile phone manufacturers. And in audio applications, Taiwanese company TwinMos selected ST’s audio Bluetooth chipset for its high-quality audio wireless applications, and has started production of Bluetooth wireless speakers and audio dongles.

•

In imaging, ST’s 2-megapixel SMIA-based camera modules and image processors are now in volume production for use in mobile phones.

•

In the wireline infrastructure area, ST won a major ASIC design, which will be implemented in ST’s leading-edge 65nm process technology. This design, won with a large telecomms customer, confirms the leading role played by ST in state-of-the-art ASICs.

•

For healthcare applications, ST introduced a lab-on-chip application for DNA-based detection of sepsis-causing bacteria, using a diagnostic panel from ST’s bio-tech partner, Mobidiag, and running on ST’s In-Check platform. Providing faster and more reliable results at a fraction of the cost and complexity of conventional laboratory systems, the miniaturized solution enables early detection of disease, resulting in better patient treatment choices and lower costs for healthcare systems.

•

In automotive, ST’s strategic partnership with Bosch has been reinforced with the signature of an agreement for ST’s next-generation BCD6S smart power process. Also in smart power, ST gained a significant design win in battery charging from an important European OEM.

•

In the power train area, ST won designs for several new kits with two major American OEMs for the European and American markets. In the car body area, ST signed with a major North American OEM for an advanced smart body-control module.

•

In car safety, ST has extended its reach into the Japanese market by winning a design from an important new OEM. Also in car safety, ST won a design for a new ABS chipset with a major American OEM for the worldwide market.

•

In car radio and multimedia, ST won a design for an advanced digital-input audio power amplifier with a leading North American customer for the 2007 model year. And finally in automotive, ST announced that it had shipped a cumulative total of approximately 10.5 million XM Satellite Radio Baseband Decoders to radio manufacturers, since starting production in 2001. The 10.5 million XM Radio decoders have been delivered to equipment manufacturers including Delphi and Pioneer, for vehicle, portable and home radio receivers.

•

In peripherals, ST started shipments of an advanced SATA (Serial ATA) SoC to a major hard-disk drive manufacturer. Additionally, ST, in conjunction with Synopsys, conducted and successfully completed interoperability testing of its 90nm SATA MIPHY (Multi-Interface PHY) Physical Layer interface macro-cell, aimed at designers integrating SATA functions into SoC designs for hard-disk drive applications.

•

In smart cards, ST announced that its established ST22L128 32-bit secure microcontroller has received “Common Criteria” security certification at Evaluation Assurance Level EAL5+ (Augmented), the first 0.18-micron 32-bit secure MCU to be certified at this level.

•

ST announced volume production of the ST19WP18 Trusted Platform Module, and confirmed that more than one million of the TCG 1.2 (Trusted Computing Group) solutions, complete with software stack, had been delivered to a number of major PC motherboard makers.

•

In RFID, ST introduced an ultra-high frequency contactless memory chip, compliant with the latest Electronic Product Code™ (EPC) specifications. ST’s XRAG2 RFID chip delivers interoperability, enhanced security, and optimized performance for next-generation supply-chain and logistics applications.

•

In NOR Flash, multiple leading mobile phone manufacturers started platform development based on ST’s 90nm 2-bit per cell 512-Mbit NOR Flash. In NAND Flash, ST started high-volume shipments of 1.8V 2-Gbit NAND Flash in 90nm technology to a market-leading multimedia-phone manufacturer. Also, production of ST’s 128-Mbit NAND Flash device was transferred to 90nm process technology. The shrink to 90nm reduces both the cost and the power consumption of the memory chip, which is widely used in consumer equipment such as digital still cameras, audio recorders, PDAs, STBs, printers, and bundled Flash cards.

•

In microcontrollers, ST won a design for its ST7232A 8-bit microcontroller at one of the top five Chinese air-conditioner manufacturers. ST also expanded its family of USB MCUs with new products in its ST7263B series, which has become the reference solution for a range of USB-based peripheral products. ST also announced 8-bit ST7Lite Flash microcontrollers for control applications, adding new embedded peripherals to the established ST7Lite feature set.

•

In power, ST introduced a reference-design platform for the emerging electronic power-meter market. The versatility and low-cost provided by electronic meters allows manufacturers to implement features that were impractical with older mechanical designs, such as protecting against meter tampering and theft of service; and automatic meter reading.

•

ST won an important design with a major North American server manufacturer for its low-voltage power MOSFET, the STSJ100NHS3LL, which is implemented in ST’s proprietary STripFET™ III technology. ST also announced production of the first devices built using the second generation of its MDmesh™ high-voltage power MOSFET technology.

•

In high-end analog ICs, ST gained a design-win with a major Asian manufacturer for its new Gamma-Correction circuit for LCD panel applications.

Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those in such statements due to, among other factors:

•

future developments of the world semiconductor market, in particular the future demand for semiconductor products in the key application markets and from key customers served by our products;

•

pricing pressures, losses, or curtailments of purchases from key customers as well as inventory adjustments from distributors or other customers;

•

changes in the exchange rates between the US Dollar and the Euro, compared to the effective exchange rate of approximately $1.22= €1.00, and between the US Dollar and the currencies of the other major countries in which we have our operating infrastructure;

•

our ability to develop new products in time to obtain design wins as well as our ability to timely supply such products to meet market demand;

•

our ability to complete, successfully and in a timely manner, our various announced  initiatives to improve the efficiency of our research and development programs, our manufacturing, and our overall corporate performance;

•

the anticipated benefits of research & development alliances and cooperative activities;

•

the ability of our suppliers to meet our demands for products and to offer competitive pricing;

•

changes in the economic, social, or political environment, as well as natural events such as severe weather, health risks, epidemics or earthquakes in the countries in which we and our key customers operate; and

•

our ability to obtain required licenses on third-party intellectual property.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as “believes,” “may,” “will,” “should,” “would be,” “anticipates,” or similar expressions, or the negative thereof, or other variations thereof, or comparable terminology, or by discussions of strategy, plans, or intentions. Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information—Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2004, as filed with the SEC on March 23, 2005. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this release as anticipated, believed, or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

Unfavorable changes in the above or other factors listed under “Risk Factors” from time to time in our SEC filings, including in our Form 20-F, could have a material adverse effect on our business or financial condition.

Conference Call Information

The management of STMicroelectronics will conduct a conference call on Wednesday, October 26, 2005, at 9:00 a.m. U.S. Eastern Time / 3:00 p.m. CET, to discuss operating performance for the third quarter of 2005.

The conference call will be available via the Internet by accessing the following Web address: www.vcall.com. Those viewing the webcast should go to the Web site at least 15 minutes prior to the call, in order to register, download, and install any necessary audio software. The webcast will be available until Friday, November 4, 2005.

About STMicroelectronics

STMicroelectronics is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today's convergence markets. The Company’s shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2004, the Company’s net revenues were $8.76 billion and net earnings were $601 million. Further information on ST can be found at www.st.com.

For further information, please contact:

INVESTOR RELATIONS:

Stanley March

Benoit de Leusse

Fabrizio Rossini

Vice President, Investor Relations

Director, Investor Relations

Investor Relations Senior Manager

Tel: +1.212.821.89.39

Tel :  +41.22.929.58.12

Tel : +41.22.929.69.73

Fax : +1.212.821.89.23

Fax : +41.22.929.69.61

Fax : +41.22.929.69.61

Email: stan.march@st.com

Email:benoit.de-leusse@st.com

Email: fabrizio.rossini@st.com

MEDIA RELATIONS:

Maria Grazia Prestini
Director, Corporate Media Relations
Tel: +41.2.29.29.69.45
Fax: +41.2.29.29.69.50
Email: mariagrazia.prestini@st.com

STMicroelectronics N.V.
Consolidated Statements of Income
(in million of U.S. dollars, except per share data ($))

	Three Months Ended
	(Unaudited)	(Unaudited)
	October 1,	September 25,
	2005	2004

Net sales	2,246	2,231
Other revenues	1	0
NET REVENUES	2,247	2,231
Cost of sales	-1,481	-1,386
GROSS PROFIT	766	845
Selling, general and administrative	-248	-233
Research and development	-401	-384
Other income and expenses, net	-3	-3
Impairment, restructuring charges and other related closure costs	-12	-12
Total Operating Expenses	-664	-632
OPERATING INCOME	102	213
Interest income, net	8	0
Loss on equity investments	-2	-2
INCOME BEFORE INCOME TAXES	108	211
AND MINORITY INTERESTS
Income tax expense	-18	-20
INCOME BEFORE MINORITY INTERESTS	90	191
Minority interests	-1	-2
NET INCOME	89	189

EARNINGS PER SHARE (BASIC)	0.10	0.21
EARNINGS PER SHARE (DILUTED)	0.10	0.20

NUMBER OF WEIGHTED AVERAGE
SHARES USED IN CALCULATING	935.5	934.9
DILUTED EARNINGS PER SHARE

STMicroelectronics N.V.
Consolidated Statements of Income
(in million of U.S. dollars, except per share data ($))

	Nine Months Ended
	(Unaudited)	(Unaudited)
	October 1,	September 25,
	2005	2004

Net sales	6,489	6,429
Other revenues	4	3
NET REVENUES	6,493	6,432
Cost of sales	-4,328	-4,056
GROSS PROFIT	2,165	2,376
Selling, general and administrative	-766	-702
Research and development	-1,228	-1,131
Other income and expenses, net	-11	-13
Impairment, restructuring charges and other related closure costs	-113	-57
Total Operating Expenses	-2,118	-1,903
OPERATING INCOME	47	473
Interest income (expense), net	23	-8
Loss on equity investments	-2	-2
Loss on extinguishment of convertible debt	0	-4
INCOME BEFORE INCOME TAXES	68	459
AND MINORITY INTERESTS
Income tax benefit (expense)	17	-42
INCOME BEFORE MINORITY INTERESTS	85	417
Minority interests	-2	-3
NET INCOME	83	414

EARNINGS PER SHARE (BASIC)	0.09	0.46
EARNINGS PER SHARE (DILUTED)	0.09	0.45

NUMBER OF WEIGHTED AVERAGE
SHARES USED IN CALCULATING	935.0	936.9
DILUTED EARNINGS PER SHARE

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS

As at	October 1,	July 2,	December 31,
In million of U.S. dollars	2005	2005	2004
	(Unaudited)	(Unaudited)	(Audited)

ASSETS
Current assets:
Cash and cash equivalents	1,242	1,075	1,950
Marketable securities	525	525	0
Trade accounts receivable, net	1,483	1,468	1,408
Inventories, net	1,398	1,363	1,344
Deferred tax assets	182	154	140
Other receivables and assets	610	653	785
Total current assets	5,440	5,238	5,627

Goodwill	223	223	264
Other intangible assets, net	227	240	291
Property, plant and equipment, net	6,412	6,618	7,442
Long-term deferred tax assets	53	59	59
Investments and other non-current assets	137	120	117
	7,052	7,260	8,173
Total assets	12,492	12,498	13,800

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank overdrafts	48	34	58
Current portion of long-term debt	1,527	150	133
Trade accounts payable	987	1,099	1,352
Other payables and accrued liabilities	712	755	776
Deferred tax liabilities	9	7	17
Accrued income tax	163	167	176
Total current liabilities	3,446	2,212	2,512

Long-term debt	263	1,692	1,767
Reserve for pension and termination indemnities	261	254	285
Long-term deferred tax liabilities	69	46	63
Other non-current liabilities	20	20	15
	613	2,012	2,130
Total liabilities	4,059	4,224	4,642
Commitment and contingencies
Minority interests	50	49	48
Common stock (preferred stock: 540,000,000 shares authorized, not issued;	1,153	1,150	1,150
common stock: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 907,597,149 shares issued, 894,197,149 shares outstanding)
Capital surplus	1,953	1,927	1,924
Accumulated result	5,244	5,156	5,268
Accumulated other comprehensive income	381	340	1,116
Treasury stock	-348	-348	-348
Shareholders' equity	8,383	8,225	9,110
Total liabilities and shareholders' equity	12,492	12,498	13,800

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended
	October 1,	September 25,
In million of U.S. dollars	2005	2004
	(Unaudited)	(Unaudited)

Cash flows from operating activities:
Net income	83	414
Items to reconcile net income and cash flows from operating activities
Depreciation and amortization	1,482	1,319
Amortization of discount on convertible debt	3	28
Loss on extinguishment of convertible debt	0	4
Other non-cash items	7	-3
Minority interest in net income of subsidiaries	2	3
Deferred income tax	-40	-16
Loss on equity investments	2	2
Impairment, restructuring charges and other related closure costs, net of cash payments	67	11
Changes in assets and liabilities:
Trade receivables, net	-119	-256
Inventories, net	-152	-77
Trade payables	-33	309
Other assets and liabilities, net	-59	-41
Net cash from operating activities	1,243	1,697

Cash flows from investing activities:
Payment for purchases of tangible assets	-1,211	-1,627
Payment for purchase of marketable securities	-525	-1,030
Investment in intangible and financial assets	-52	-64
Payment for acquisitions, net of cash received	0	-3
Net cash used in investing activities	-1,788	-2,724

Cash flows from financing activities:
Proceeds from issuance of long-term debt	25	22
Repayment of long-term debt	-90	-1,263
Decrease in short-term facilities	-5	-37
Capital increase	32	17
Dividends paid	-107	-107
Other financing activities	1	0
Net cash used in financing activities	-144	-1,368
Effect of changes in exchange rates	-19	-2
Net cash decrease	-708	-2,397

Cash and cash equivalents at beginning of the period	1,950	2,998
Cash and cash equivalents at end of the period	1,242	601

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMICROELECTRONICS N.V.

Date: October 26, 2005	By:	/s/ CARLO FERRO

Name: Carlo Ferro
Title: Executive Vice President and Chief Financial Officer

Enclosure:

A press release dated October 25, 2005, announcing third quarter and nine month revenues and earnings.